Mail Stop 4561

February 26, 2007

Via U.S. Mail and Fax (604-460-7681)
Mr. Michael Schultz
Chief Financial Officer
Most Home Corp.
Unit 1 – 11491 Kingston Street
Maple Ridge, British Columbia, Canada V2X 0Y6

      RE: **Most Home Corp.**
              Form 10-KSB for the year ended July 31, 2006
              Filed November 14, 2006
              File No. 0-29067

Dear Mr. Schultz:

We have reviewed your response letter dated February 22, 2007 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis or Plan of Operations, page 11

Year Ended July 31, 2006 as compared to Year Ended July 31, 2005, page 12

1.   We have reviewed your response to prior comment 2. Your revised disclosure still indicates that gross margin decreased because referral fees decreased as a percentage of revenue. However, it now states that gross margin is lower on referral fees than on your other sources of revenue. These statements still appear to contradict. Please provide us with comparative table for costs of revenue similar to the table for revenue on page 12.

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Please respond to the comment included in this letter within ten business days.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant